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09055559

AB
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52817

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COLORADO FINANCIAL SERVICE CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

88 Inverness Circle East, Ste F-105
(No. and Street)

Centennial, Colorado 80112
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chester Hebert 303-962-7267
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CORDOVANO AND HONECK LLP
(Name – *if individual, state last, first, middle name*)

88 INVERNESS CIRCLE EAST, STE M-103, CENTENNIAL, COLORADO 80112
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 04 2009
THOMSON REUTERS

SEC Mail Processing
Section
FEB 24 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Chester Hebert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Colorado Financial Service Corporation, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

My Commission Expires 02/10/2010

Signature

President

Title

Notary Public

NICOLE M. MOUTON
NOTARY PUBLIC
STATE OF COLORADO

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COLORADO FINANCIAL

SERVICE CORPORATION

Financial Statements

December 31, 2008

(with Report of Independent Auditors Thereon)

Cordovano and Honeck LLP *Certified Public Accountants*

88 Inverness Circle East
Building M
Englewood, Colorado 80112
(303) 329-0220 Phone
(303) 316-7493 Fax

Report of Independent Auditors

To the Sole Shareholder of:
Colorado Financial Service Corporation

We have audited the accompanying statement of financial condition of Colorado Financial Service Corporation (the "Company") as of December 31, 2008, and the related statements of income, changes in membership capital/shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Colorado Financial Service Corporation as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cordovano and Honeck LLP

Englewood, Colorado
February 10, 2009

COLORADO FINANCIAL SERVICES CORPORATION
Statement of Financial Condition
December 31, 2008

Assets

Current assets:		
Cash and cash equivalents	$	16,922
Commissions receivable		223
Related party receivable (Note 2)		257
Total current assets	$	17,402

Liabilities and Equity

Current liabilities:		
Accounts payable		2,079
Income taxes payable	$	673
Total current liabilities		2,752
Equity:		
Common Stock		100
Additional paid-in capital		11,858
Retained earnings		2,692
Total shareholder's equity		14,650
	$	17,402

See accompanying notes to financial statements

COLORADO FINANCIAL SERVICES CORPORATION
Statement of Income
For the Year Ended December 31, 2008

Revenues:		
Commissions	$	57,882
Other income		2,550
Total revenues		60,432
Expenses:		
Commissions		50,399
Regulatory fees		1,637
Occupancy (Note 2)		3,600
Other general and administration expenses		1,431
Total expenses		57,067
Income before income taxes		3,365
Provision for income taxes (Note 4)		(673)
Net income	$	2,692

See accompanying notes to financial statements

COLORADO FINANCIAL SERVICES CORPORATION
Statement of Changes in Membership Capital/Shareholder's Equity
January 1, 2008 through December 31, 2008

	Membership Capital	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2008	$ 8,258	—	$ —	$ —	$ —	$ 8,258
Issuance of common stock for cash	$ (8,258)	100	100	8,258	—	8,358
Capital contribution- services (Note 2)		—	—	3,600	—	3,600
Net income/loss		—	—	—	2,692	2,692
Balance at December 31, 2008		100	$ 100	$ 11,858	$ 2,692	$ 22,908

See accompanying notes to financial statements

COLORADO FINANCIAL SERVICES CORPORATION
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities:		
Net income	$	2,692
Adjustments to reconcile net income to net cash provided by operating activities:		
Contributed rent (Note 2)		3,600
Changes in current assets and liabilities:		
Receivables		(480)
Accounts payable and accrued liabilities		2,752
Net cash provided by operating activities		8,564
Cash flows from Financing activities:		
Shares issued for cash		100
Capital contributions (Note 3)		8,258
Net cash used in financing activities		8,358
Net change in cash and cash equivalents		16,922
Cash and cash equivalents:		
Beginning of year		—
End of year	$	16,922
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Income taxes	$	—
Interest	$	—

See accompanying notes to financial statements

Note 1. Organization, Presentation and Summary of Significant Accounting Policies

Organization and Basis of Presentation
Colorado Financial Service Corporation (the "Company") The Company is a broker-dealer registered with the SEC and is a member of Finra. The Company is a wholly owned subsidiary of TCD Development Corp. (Parent). TCD Development Corp. purchased GIA Financial Group LLC ("GIA"), a broker-dealer on November 14, 2007. TCD Development Corp. converted GIA from a limited liability company to a profit corporation in the State of Colorado and changed its name on January 28, 2008.

Basis of Presentation
The Company is engaged in a single line of business as a fully-disclosed broker-dealer pursuant to certain exemptive provisions of SEC Rule 15-c3-3 subparagraph (k)(2)(i)

Use of Estimates
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid securities with original maturities of three months or less when acquired to be cash equivalents.

Commissions Receivable
Commissions receivable are stated at their net realizable value. Management believes that commissions receivable are fully collectible and has not recorded an allowance for doubtful accounts.

Income Taxes
The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* (SFAS No. 109). SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Note 2. Related Party Transactions

In 2008, the Company entered into a cost sharing agreement (the "Agreement") with its Parent company. Under the terms of the Agreement, the Parent company paid certain administrative costs, totalling $3,600 for the year ended December 31, 2008, on behalf of the Company. The Company recorded the contribution as a charge to expense and a corresponding credit to paid-in capital in the accompanying financial statements.

At December 31, 2008, an affiliate was indebted to the Company in the amount of $257 for working capital, which was liquidated subsequent to year-end.

Note 3. Membership Capital/Shareholder's Equity

The Company is authorized to issue 100,000 shares of its no par value common stock.

During the year ended December 31, 2008, the Company issued 100 shares of its no par value common stock to its sole shareholder in exchange for cash totalling $100.

During the year ended December 31, 2008, the sole shareholder contributed an additional $8,100 to the Company for working capital purposes.

Note 4. Net Capital Requirements
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2008, the Company had net capital of $14,393, which was $9,393 in excess of its required net capital of $5,000. The Company's net capital ratio was .19 to 1.

Note 5. Income Taxes
The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with Financial Accounting Standards Board Statement No. 109, *Accounting for Income Taxes*, are as follows:

	Current	Deferred	Total
Federal	$ 433	$ 72	$ 505
State	144	24	168
	$ 577	$ 96	$ 673

A reconciliation of the difference between the expected income tax expense or income computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

Expected income tax expense at U.S.	Amount	Rate
Statutory rate	$ 505	15%
Increase due to state and local taxes, net of U.S. federal income tax income tax effects	168	5%
Income tax expense	$ 673	20%

COLORADO FINANCIAL SERVICE CORPORATION
Reconciliation of the Computation of Net Capital for Brokers and Dealers Pursuant to SEC Rule 15c3-1 with that Reported in Unaudited Part IIA (X-17a-5)
December 31, 2008

Schedule I

Net Capital		
Total shareholder's equity qualified for net capital	$	14,650
Deductions:		
Related party receivables		(257)
Net capital	$	14,393
Aggregate Indebtedness		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	2,752
Total aggregate indebtedness	$	2,752
Computation of Basic Net Capital Requirement		
Minimum net capital required (based on aggregate indebtedness)	$	183
Minimum dollar requirement	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	9,393
Excess net capital at 1000%	$	14,668
Ratio: Aggregate indebtedness to net capital		.19 to 1

COLORADO FINANCIAL SERVICE CORPORATION
Reconciliation of the Computation of Net Capital for Brokers and Dealers Pursuant to SEC Rule 15c3-1 with that Reported in Unaudited Part IIA (X-17a-5)
December 31, 2008

Schedule II

Net capital, as reported in Part IIA (X-17a-5) of the Company's unaudited FOCUS report at December 31, 2008	$	14,798
Audit adjustments:		
Accrual of commissions and related costs adjustment		11
Tax basis to accrual basis adjustment		(673)
Computational error		257
	$	14,393

Supplemental Schedules

COLORADO FINANCIAL SERVICE CORPORATION
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2008

Schedule III

Exemption is claimed under Section (k) (2) (ii) paragraph:

Colorado Financial Service Corporation holds no customers funds and/or securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

COLORADO FINANCIAL SERVICE CORPORATION
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2008

Schedule IV

Exemption is claimed under Section (k) (2) (ii) paragraph:

Colorado Financial Service Corporation holds no customers funds and/or securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Cordovano and Honeck LLP *Certified Public Accountants*
88 Inverness Circle East
Building M
Englewood, Colorado 80112
(303) 329-0220 Phone
(303) 316-7493 Fax

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Sole Shareholder of:
Colorado Financial Service Corporation

In planning and performing our audit of the financial statements of Colorado Financial Service Corporation (the "Company"), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above.

Segregation of Duties

The size of the business necessarily imposes practical limitation on the effectiveness of those internal control practices and procedures that rely on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company. The above condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Colorado Financial Service Corporation, for the year ended December 31, 2008, and this report does not affect our report thereon dated February 10, 2009.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Cordovano and Honeck, LLP

Englewood, Colorado
February 10, 2009

END